UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NeoGenomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64049M209

(CUSIP Number)

Stephen Kanovsky

General Counsel, GE Healthcare Global Innovation

100 Results Way

Marlborough, Massachusetts 01752

(262) 544-3025

With a copy to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92926

(714) 668-6264

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON General Electric Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,600,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,600,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,600,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (i) 15,000,000 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”) and (ii) 6,600,000 Common Shares underlying 6,600,000 shares of Series A convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of NeoGenomics, which assumes the conversion of the Preferred Shares into Common Shares at the liquidation preference and the conversion price in effect on the date of this filing.
(2)	Based on 78,512,921 Common Shares outstanding as of November 2, 2016, as reported in NeoGenomics’ Form 10-Q for the period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 4, 2016.

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Systems Information Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,600,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,600,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,600,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (i) 15,000,000 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”) and (ii) 6,600,000 Common Shares underlying 6,600,000 shares of Series A convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of NeoGenomics, which assumes the conversion of the Preferred Shares into Common Shares at the liquidation preference and the conversion price in effect on the date of this filing.
(2)	Based on 78,512,921 Common Shares outstanding as of November 2, 2016, as reported in NeoGenomics’ Form 10-Q for the period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 4, 2016.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2015 by (i) General Electric Company, a New York corporation (“General Electric”) and (ii) GE Medical Systems Information Technologies, Inc., a Wisconsin corporation (“GE InfoTech”). As described in the Original Schedule 13D, GE InfoTech is a wholly owned subsidiary of General Electric.

This Amendment No. 1 is filed to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the reporting persons resulting from a redemption of Preferred Shares by NeoGenomics. See Item 5(c) below for additional information.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

ITEM 2.	Identity and Background.

Schedule A to the Original Schedule 13D is hereby amended and restated in the form attached as Schedule A attached hereto, which is incorporated herein by reference. In all other respects, there have been no changes to the information disclosed in Item 2 of the Original Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced by the following:

(a) Beneficial ownership of the securities of NeoGenomics referred to herein is being reported hereunder because the reporting persons beneficially own 15,000,000 Common Shares and 6,600,000 Preferred Shares as of the date of this Amendment No. 1. Based on the conversion price of $7.50 per share and the liquidation preference of the Preferred Shares in effect as of the date of this Amendment No. 1, 6,600,000 shares of Common Stock could have been issued had the Preferred Shares been convertible, and converted in full, on the date of this filing. Assuming such conversion of the Preferred Shares into Common Shares as described in the preceding sentence and based on the number of Common Shares reported as outstanding by NeoGenomics as of November 2, 2016, the securities beneficially owned by the reporting persons would represent approximately 25.4% of the outstanding Common Shares.

In addition, the terms of the Preferred Shares contain certain provisions that could impact the number of Preferred Shares and the underlying Common Shares beneficially owned by reporting persons, including:

•	PIK Dividends. As provided for in the terms of the Preferred Shares, it is expected that paid-in-kind dividends (“PIK Dividends”) on each Preferred Share will accrue and will be paid in kind in Preferred Shares at the specified PIK Dividend rate, multiplied by the then-effective liquidation preference (including all accrued and unpaid PIK Dividends), in each case, as adjusted for certain anti-dilution adjustments.

•	Optional Conversion and Automatic Conversion. At any time after December 30, 2018, to the extent that the volume weighted average price of the Common Share equals or exceeds $8.00 per share, as adjusted for standard anti-dilution adjustments, for 30 consecutive trading days, GE Infotech would be entitled to convert all or any of the Preferred Shares into Common Shares in accordance with the terms of the Preferred Shares. In addition, any Preferred Shares remaining issued and outstanding on December 30, 2025 will automatically convert into Common Shares pursuant to the terms of the Preferred Shares. Based on the conversion price as of the date of this Amendment No. 1 and assuming all PIK Dividends are paid pursuant to the terms of the Preferred Shares, it is expected that a total of 11,448,954 Common Shares would be issued if all of the Preferred Shares remain outstanding through December 30, 2025 and are converted in full on such date.

•	Redemption. The Preferred Shares are subject to redemption by NeoGenomics pursuant to their terms.

Each holder of Preferred Shares is entitled to vote its Preferred Shares, on an as-converted (into Common Shares) basis, on each matter upon which the holders of Common Shares are entitled to vote and will vote with the holders of Common Shares (and any other class or series which may be similarly entitled to vote) as one class on all such matters. In addition, the Preferred Shares vote as a separate class on certain matters that affect the Preferred Shares.

(b) As of December 22, 2016, General Electric and GE InfoTech hold shared voting and dispositive power to vote or dispose of the securities reported in this Amendment No. 1.

Except as set forth in this Amendment No. 1, each of General Electric and GE InfoTech does not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of their respective executive officers and directors does not, beneficially own any Common Shares.

(c) On December 22, 2016, NeoGenomics redeemed directly from GE InfoTech 8,066,667 Preferred Shares at a redemption price of approximately $6.8182 per share. Such redemption occurred pursuant to the terms of the Preferred Shares. Except as set forth above, each of General Electric and GE InfoTech has not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of the persons listed in Schedule A hereto has not, effected any transaction in Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2016

GENERAL ELECTRIC COMPANY

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.8 to the Original Schedule 13D

GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.9 to the Original Schedule 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, MA 02210. All of the individuals listed below are citizens of the United States of America other than W. Geoffrey Beattie and Andrea Jung, who are citizens of Canada, and Sébastien M. Bazin, who is a citizen of France. Marijn E. Dekkers is also a citizen of the Netherlands.

Name	Present Principal Occupation or Employment

Sébastien M. Bazin	Chairman and Chief Executive Officer, Accor, Paris, France. Director of General Electric Company.

W. Geoffrey Beattie	Chief Executive Officer, Generation Capital, Toronto, Canada. Director of General Electric Company.

John J. Brennan	Chairman Emeritus and Senior Advisor, The Vanguard Group, Malvern, Pennsylvania. Director of General Electric Company.

Francisco D’Souza	Chief Executive Officer, Cognizant Technology Solutions Corporation, Teaneck, New Jersey. Director of General Electric Company.

Marijn E. Dekkers	Chairman of the Board, Unilever, The Netherlands. Director of General Electric Company.

Peter B. Henry	Ninth Dean and William R. Berkley Professor of Economics & Finance, NYU’s Stern School of Business, New York. Director of General Electric Company.

Susan J. Hockfield	President Emerita and Professor of Neuroscience, the Massachusetts Institute of Technology, Cambridge, Massachusetts. Director of General Electric Company.

Jeffrey R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company, Fairfield, Connecticut. Director of General Electric Company.

Andrea Jung	President and Chief Executive Officer, Grameen America, New York, New York. Director of General Electric Company.

Robert W. Lane	Former Chairman of the Board and Chief Executive Officer, Deere & Company, Moline, Illinois. Director of General Electric Company.

Rochelle B. Lazarus	Chairman Emeritus and former Chief Executive Officer, Ogilvy & Mather Worldwide, New York, New York. Director of General Electric Company.

Lowell C. McAdam	Chairman and Chief Executive Officer, Verizon Communications. Director of General Electric Company.

Steven M. Mollenkopf	Chief Executive Officer and Director, Qualcomm, San Diego, California. Director of General Electric Company.

Name	Present Principal Occupation or Employment

James J. Mulva	Retired Chairman of the Board and Chief Executive Officer, ConocoPhillips, Houston, Texas. Director of General Electric Company.

James E. Rohr	Former Chairman of the Board and Chief Executive Officer, The PNC Financial Services Group, Inc., Pittsburgh, Pennsylvania. Director of General Electric Company.

Mary L. Schapiro	Vice Chairman, Advisory Board of Promontory Financial Group and former Chairman, U.S. Securities and Exchange Commission, Washington D.C. Director of General Electric Company.

James S. Tisch	President and Chief Executive Officer, Loews Corporation, New York, New York. Director of General Electric Company.

Jeffrey S. Bornstein	Senior Vice President and Chief Financial Officer of General Electric Company.

Elizabeth J. Comstock	Vice Chairman, Business Innovations of General Electric Company.

Alexander Dimitrief	Senior Vice President, General Counsel and Secretary of General Electric Company.

Jan R. Hauser	Vice President, Controller and Chief Accounting Officer, General Electric Company.

Susan P. Peters	Senior Vice President, Human Resources of General Electric Company.

John G. Rice	Vice Chairman of General Electric Company, President and Chief Executive Officer, Global Growth Organization of General Electric Company.

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Systems Information Technologies, Inc. are set forth below. The business address of each director and executive officer of GE Medical Systems Information Technologies, Inc. is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223. Benjamin Clark is a citizen of the United States of America and Komandur Yilayavilli Raghavan is a citizen of India.

Name	Present Principal Occupation or Employment

Benjamin Clark	Chief Financial Officer, GE Healthcare Ultrasound and Clinical Care Solutions. Sole Director, President and Chief Executive Officer, GE Medical Systems Information Technologies, Inc.

Komandur Yilayavilli Raghavan	Finance Manager, GE Healthcare Monitoring Solutions. Chief Financial Officer and Treasurer, GE Medical Systems Information Technologies, Inc.